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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of January 2003

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.   Other Events

     On January 13, 2003 in Singapore, the Company submitted to the Singapore Exchange Securities Trading Limited a statement on technology development agreement. A copy of the Company's statement dated January 13, 2003 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


2.   Exhibit

     99.1 The Company's statement dated January 13, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 13, 2003


                                         CHARTERED SEMICONDUCTOR
                                         MANUFACTURING LTD


                                         By: /s/   George Thomas
                                             -------------------------------
                                             Name:  George Thomas
                                             Title: Vice President and Chief
                                                    Financial Officer



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                                  EXHIBIT INDEX


99.1  The Company's statement dated January 13, 2003.